Ridgeway
Petroleum Corp.

02 JUL -2 AM 12:05

#82 - 1819

SUPPL

June 20, 2002

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

02042331

RE: RIDGEWAY PETROLEUM CORP. - #82-1819 - Formerly Brenwest Mining Limited

Dear Sir/Madam:

Enclosed for your files are two copies of our June 20, 2002 news release.

Regards,

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Christiane Koeksal
Office Manager
RIDGEWAY PETROLEUM CORP.

encl./2

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway **Petroleum Corp.**

02 JUL -2 AM 12:05

NEWS RELEASE

Listed: TSX Venture Exchange (Symbol: RGW)
Listed : Frankfurt Stock Exchange (Symbol: RWP)

Date: June 20, 2002

Ridgeway Petroleum trading on the Frankfurt Stock Exchange as of June 21,2002

The company is pleased to announce that effective Friday June 21st, 2002, Ridgeway Petroleum Corp. will begin trading on the Frankfurt Stock Exchange in Germany (Trading Symbol: RWP). Ridgeway sought the listing on this respected European exchange as a result of European institutional investors having expressed a strong interest in the equity of the company and the opportunity to initiate coverage of Ridgeway Petroleum through their respective firms. This interest may be due to the newly formed "strategic relationship" between Ridgeway and the French Corporation, Air Liquide, concerning Ridgeway's extensive Helium/CO_2 holdings in the USA (see news release May 2nd, 2002)

The Frankfurt listing coupled with its TSX Venture listing secures a much greater global participation for the investment community at large in the ongoing achievements of Ridgeway. Ridgeway Petroleum is currently aggressively pursuing immediate and ongoing European analytical and media coverage of our project.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, President

The **TSX Venture Exchange** has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain statements in this News Release constitute "forward looking statements" within the meaning of the Private Securities Litigations Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

02 JUL -2 AM 12:05

NEWS RELEASE

Listed: TSX Venture Exchange (Symbol: RGW)
Listed : Frankfurt Stock Exchange (Symbol: RWP)

Date: June 20, 2002

Ridgeway Petroleum trading on the Frankfurt Stock Exchange as of June 21,2002

The company is pleased to announce that effective Friday June 21st, 2002, Ridgeway Petroleum Corp. will begin trading on the Frankfurt Stock Exchange in Germany (Trading Symbol: RWP). Ridgeway sought the listing on this respected European exchange as a result of European institutional investors having expressed a strong interest in the equity of the company and the opportunity to initiate coverage of Ridgeway Petroleum through their respective firms. This interest may be due to the newly formed "strategic relationship" between Ridgeway and the French Corporation, Air Liquide, concerning Ridgeway's extensive Helium/CO_2 holdings in the USA (see news release May 2nd, 2002)

The Frankfurt listing coupled with its TSX Venture listing secures a much greater global participation for the investment community at large in the ongoing achievements of Ridgeway. Ridgeway Petroleum is currently aggressively pursuing immediate and ongoing European analytical and media coverage of our project.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, President

The **TSX Venture Exchange** has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com